Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES  AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(Tabular in millions except ratios)

	Twleve Months Ended December 31,
	2007	2006	2005	2004	2003

Earnings (loss) before income taxes	$2,133.0	$2,132.7	$(7,564.4)	$(15,850.2)	$1,788.2

Add:
Distributions from investee companies	7.7	8.9	9.5	12.6	1.7
Interest expense, net of capitalized interest	570.1	564.5	719.6	693.7	715.0
1/3 of rental expense	193.4	160.9	137.2	123.8	95.1

Total Earnings (loss)	$2,904.2	$2,867.0	$(6,698.1)	$(15,020.1)	$2,600.0

Fixed charges:
Interest expense, net of capitalized interest	$570.1	$564.5	$719.6	$693.7	$715.0
1/3 of rental expense	193.4	160.9	137.2	123.8	95.1

Total fixed charges	$763.5	$725.4	$856.8	$817.5	$810.1

Ratio of earnings to fixed charges	3.8x	4.0x	Note a	Note a	3.2x

Note:

(a) Earnings are inadequate to cover fixed charges due to the 2005 and 2004 non-cash impairment charges of $9.48 billion and $18.0 billion, respectively.  The dollar amounts of the cover deficiencies are $7.55 billion and $15.84 billion in 2005 and 2004, respectively.